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Jonathan F. Wolcott 703 720 8073 jonathan.wolcott@hklaw.com

April 21, 2009

VIA EDGAR AND ELECTRONIC MAIL

Ms. Kathryn McHale
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fauquier Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 8, 2009 by Mr. David M van Roijen, et al.
Additional Soliciting Materials filed pursuant to Rule 14a-12 on April 7, 2009
By Mr. David M van Roijen, et al.
File No. 000-25805

Schedule 13D filed on April 7, 2009 by Mr. David M van Roijen, et al.
File No. 005-80307

Dear Ms. McHale:

On behalf of  David M. van Roijen, C. Hunton Tiffany, Peter M. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker (collectively, the “Soliciting Group”), this letter constitutes the Soliciting Group's response to your letter dated April 17, 2009 to me which provided the staff’s comments on the Soliciting Group’s Preliminary Proxy Statement filed April 8, 2009, additional soliciting materials filed by David M. van Roijen on April 7, 2009 and the Schedule 13D filed by the Soliciting Group on April 7, 2009.

For your convenience, the comments are reproduced below followed by our responses.  The page references in the response are to the Soliciting Group’s Revised Preliminary Proxy Statement or Schedule 13D/A, as applicable, each of which is being filed with the Commission today, April 21, 2009.  We are delivering to you a marked courtesy copy of each of the Revised Preliminary Proxy Statement and the Schedule 13D/A for your reference.

Preliminary Proxy Statement

General

1.
Please confirm that the Soliciting Group will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response:  The Soliciting Group confirms that, in accordance with Exchange Act Rule 14a-16,  it will post its proxy materials on  a specified, publicly-accessible Internet Web site, and has provided record holders with notice informing them that the materials are available and explaining how to access them.  Please see page 18 of the Revised Preliminary Proxy Statement and the proxy card accompanying such Revised Preliminary Proxy Statement.

2.	Please fill in the blanks in the proxy statement.

Response:  The Soliciting Group has filled in blanks in the proxy statement and has removed certain disclosure in the preliminary proxy statement filed April 8, 2009 that contained blanks. The remaining blanks will be filled in with the filing of the Soliciting Group’s Definitive Proxy Statement.

3.
The Soliciting Group identifies on pages 1, 4 and 14 each of the Company nominees for whom the Soliciting Group will vote. Please revise to make clear whether the Company nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected. Refer to Rule 14a-4(d). If any such person has not consented, then that person is not a bona fide nominee and the Soliciting Group may not name them in the proxy materials pursuant to Rule 14a-4(d). Please see Section II.I of SEC Release 34-31326 (Oct. 16, 1992).

Response:  The Soliciting Group has revised its disclosure to remove the names of Company nominees for whom the Soliciting Group will vote, as those nominees have not consented to being named in the Soliciting Group’s proxy statement.  Please see the Revised Preliminary Proxy Statement at page 1, page 4 (under “How many shares does the Soliciting Group own and how will they be voted?”) and page 15 (under “Recommendation”).

How many shares are necessary for a quorum, page 6

4.
We note the disclosure that "in the event that there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies." We also note the disclosure in the form of proxy that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a- 4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

Response:  The Soliciting Group has removed the disclosure referencing adjournment of the meeting to permit further solicitation of proxies, as the Soliciting Group does not intend to obtain from shareholders discretionary authority to vote on the adjournment of the meeting for the purposes of soliciting additional proxies.  Please see the Revised Preliminary Proxy Statement at page 6 under "How many shares are necessary for a quorum".

Methods of Soliciting, page 8

5.
The Soliciting Group indicate that proxies "may be solicited by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person." Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).  Please supplementally confirm this understanding.

Response: The Soliciting Group confirms its understanding that all written soliciting materials must be filed under the cover of Schedule 14A.

Background of Other Soliciting Group Members, page 11

6.
Please remove the language "could be deemed" with respect to the number of share beneficially owned by the Soliciting Group and state with certainty the amount of shares it beneficially owns at the record date.

Response:  The Soliciting Group has removed the language as requested, and has stated the amount of shares beneficially owned by the Soliciting Group at the record date.  Please see page 11 of the Revised Preliminary Proxy Statement under "Background of Other Soliciting Group Members".

7.
The background description of contacts between the Soliciting Group and the Company leading up to this solicitation is material information with respect to this solicitation. If applicable, please expand your disclosure concerning such contacts. For example, disclosure in the additional soliciting materials filed on April 7, 2009 states that "[w]e believe that management and the current board of directors have ignored express concerns from certain of us over the past several years..." As another example, we note disclosure in the seventh paragraph on page 11 of the preliminary proxy statement that members of the Soliciting Group "have become increasingly concerned with the Company's performance and governance." To the extent there were contacts or communications between the Soliciting Group and the Company other than the March 19, 2009 letter to the Company from Mr. Sudduth, please disclose such communications. Please describe more specifically the concerns that members of the Soliciting Group expressed over the past several years, when such concerns were conveyed to the Company and whether, when and how the Company responded.

Response:  The Soliciting Group has provided additional disclosure regarding contacts between the Soliciting Group and the Company leading up to this solicitation, including whether, when and how the Company responded.  Please see pages 11-13 of the Revised Preliminary Proxy Statement under "Background of and Agreements Regarding Nominations".

Reasons to Vote FOR the Soliciting Group Nominees, page 12

8.
The Soliciting Group states that its concerns include the relationship of management and director pay and Company performance, the relationship of the Company's capital costs to earnings and the relationship of the Company's loan loss reserves to non-performing assets. Please provide factual support as to what these current "relationships" are and specify the Soliciting Group's concerns about such relationships.

Response:  The Soliciting Group has revised its disclosure addressing the Soliciting Group’s concerns.  Please see pages 11-14 of the Revised Preliminary Proxy Statement under "Background of and Agreements Regarding Nominations" and "Reasons to Vote FOR the Soliciting Group Nominees".

9.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. For example, please provide support for: "The Soliciting Group does not believe the Company is fulfilling its true potential." (page 12).

Response:  The Soliciting Group has revised its disclosure to provide factual support for each opinion or belief included in the proxy statement.  Please see pages 13-14 of the Revised Preliminary Proxy Statement under "Reasons to Vote FOR the Soliciting Group Nominees".

Independence, page 13

10.	Please disclose whether the payments that Mr. Tiffany has received and will continue to receive as part of his SERP impact his status as an independent director under the NASDAQ listing standards.

Response:  The Soliciting Group has disclosed that the payments Mr. Tiffany has and will receive under his SERP will not disqualify him from being an independent director under NASDAQ listing standards.  Please see page 14 of the Revised Preliminary Proxy Statement under "Independence".

Recommendation, page 13

11.	Please revise this section as necessary in response to the disclosure provided by the Company on page 4 of its Preliminary Proxy Statement filed with the Commission on April 9, 2009.

Response:  The Soliciting Group has revised this section in response to the Company's updated disclosure in its proxy statement.  Please see page 15 of the Revised Preliminary Proxy Statement under "Recommendation".

12.
We note that the Soliciting Group may introduce substitute director nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that if any of the nominees should be unable to serve as director, the shares represented by the blue proxy card will be voted for the substitute nominees, Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why the Soliciting Group believes it is permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(l) and Item 7 of Schedule 14A.

Response:  The reservation of rights to substitute nominees has been deleted and therefore no further disclosure is being made.  Please see page 15 of the Revised Preliminary Proxy Statement under "Recommendation".

Incorporation by Reference, page 16

13.
The Soliciting Group refer shareholders to information that it is required to provide that will be contained in Fauquier Bankshares' proxy statement for the annual meeting. We presume that the Soliciting Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before Fauquier Bankshares distributes the information to security holders would be inappropriate. Alternatively, if the Soliciting Group determines to disseminate its proxy statement prior to the distribution of Fauquier Bankshares proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to its intent in this regard.

Response: The Soliciting Group intends to distribute its proxy statement to shareholders following Fauquier Bankshares' distribution of its proxy statement to shareholders.

14.
We note the disclosure providing that the Soliciting Group does not make any representation as to the accuracy or completeness of the information contained in Fauquier Bankshares proxy statement. Please revise this statement to remove the implication that the Soliciting Group is not responsible for the accuracy or completeness of the disclosure contained in the proxy statement. Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

Response:  The Soliciting Group has revised its disclosure to remove the implication that it is not responsible for the accuracy or completeness of the disclosure contained in the proxy statement.  Please see page 18 of the Revised Preliminary Proxy Statement under "Information Contained in the Company Proxy Statement".

Additional Soliciting Materials filed pursuant to Rule 14a-12 on April 7, 2009

15.
We note the disclosure indicating that "information regarding the participants, including their direct or indirect interests, by security holdings or otherwise, will be contained in their definitive proxy statement (emphasis added)." Please note that the legend must advise security holders where they can currently obtain such information as opposed to referring them to future filings. Please see Exchange Act Rule 14a-12(a)(l)(i). Please confirm each participant's understanding of such obligation.

Response:  The Soliciting Group confirms its understanding that the legend provided under Exchange Act Rule 14a-12 must advise security holders where they can currently obtain information regarding the participants in the solicitation.

16.
We note the disclosure indicating that "[a]s of March 13, 2009, the participants may be deemed to beneficially own 261,119 shares of common stock of Fauquier Bankshares, Inc." Please remove doubt from your disclosure as to who "may be deemed" a beneficial owner of the shares by stating definitively who is or who is not a beneficial owner of those shares.

Response:  The Soliciting Group confirms that it will definitively state in future solicitation material that each member of the Soliciting Group beneficially owns all of the shares owned by the Soliciting Group as a whole.

Schedule 13D

17.
We note the disclosure in Item 6 regarding the reporting persons' agreement to vote their shares for David M. van Rojien and C. Hunton Tiffany. In accordance with Rule 13d-5(b)(l), each of the reporting persons is deemed to have acquired beneficial ownership, for purposes of Exchange Act Sections 13(d) and 13(g), as of the date of such agreement, of all equity securities of the Company beneficially owned by any of the reporting persons. In light of this, please advise why rows 8 and 10 of each reporting person's cover page does not include the aggregate shares held by all reporting persons.

Response:  The Soliciting Group has filed an amendment to its Schedule 13D confirming that each member of the Soliciting Group beneficially owns all of the shares owned by the Soliciting Group.  Please see Item 5 and rows 7 through 11 of each reporting person's cover page on the Schedule 13D/A filed by the Soliciting Group on April 21, 2009.  Please note that we have not modified the amounts previously reported with respect to dispositive power, as dispositive power is not affected by the reporting persons' group relationship.

18.
Please see the preceding comment. We note the disclosure in Item 5 indicating that "the Reporting Persons could be deemed to be acting as a group" and that "[t]he group formed thereby could be deemed to own beneficially an aggregate of 261,119 shares of Common Stock..." Please remove doubt from your disclosure as to who "could be deemed" to be acting as a group or "could be deemed" to be beneficial owner of the shares by stating definitively who is or who is not acting as a group and who is or who is not a beneficial owner of those shares. See Exchange Act Rule 13d-5(b)(l).

Response:  The Soliciting Group has filed an amendment to its Schedule 13D confirming that each member of the Soliciting Group beneficially owns all of the shares owned by the Soliciting Group.  Please see Item 5 of the Schedule 13D/A filed by the Soliciting Group on April 21, 2009.

Per your request, the Soliciting Group has made the acknowledgments requested in the comment letter.  Please see the attached letter from the Soliciting Group.

If you have any questions regarding the above responses, please call the undersigned at 703-720-8073.

Sincerely,

/s/ Jonathan F. Wolcott

Jonathan F. Wolcott, Esq.

cc:	Eric Envall (via electronic mail)
Perry Hindin (via electronic mail)
Dan Duchovny (via electronic mail)
David M. van Roijen
C. Hunton Tiffany
Laurie Green
Thomas Leffler

David M. van Roijen
Crest Orchard, Box 7544
Charlottesville, Virginia 22906

April 20, 2009

VIA HAND DELIVERY

Ms. Kathryn McHale
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fauquier Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 8, 2009 by Mr. David M van Roijen, et al.
Additional Soliciting Materials filed pursuant to Rule 14a-12 on April 7, 2009
By Mr. David M van Roijen, et al.
File No. 000-25805

Schedule 13D filed on April 7, 2009 by Mr. David M van Roijen, et al.
File No. 005-80307

Dear Ms. McHale:

The undersigned David M. van Roijen, C. Hunton Tiffany, Peter M. van Roijen, Susanne M. Tiffany, William E. Sudduth and Richard C. Stoker (collectively, the “Soliciting Group”), in accordance with the request in your letter dated April 17, 2009 which provided the staff’s comments on the Soliciting Group’s Preliminary Proxy Statement filed April 8, 2009, additional soliciting materials filed by David M. van Roijen on April 7, 2009 and the Schedule 13D filed by the Soliciting Group on April 7, 2009, hereby acknowledge that:

1.	each of the undersigned is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signatures Appear on Following Page]

Dated: April 20, 2009

David M. van Roijen

/s/ David M. van Roijen

Name/Title: David M. van Roijen, an individual

C. Hunton Tiffany

/s/ C. Hunton Tiffany

Name/Title: C. Hunton Tiffany, an individual

Susanne M. Tiffany

/s/ C. Hunton Tiffany, Attorney-in-Fact

Name/Title: C. Hunton Tiffany, Attorney-in-Fact

Peter P. van Roijen

/s/ David M. van Roijen, Attorney-in-Fact

Name/Title: David M. van Roijen, Attorney-in-Fact

William E. Sudduth

/s/ William E. Sudduth

Name/Title: William E. Sudduth, an individual

Richard C. Stoker

/s/ Richard C. Stoker

Name/Title: Richard C. Stoker, an individual